Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Equitable Resources, Inc. for the registration of debt securities, common stock and preferred stock and to the incorporation by reference therein of our reports dated February 19, 2007, with respect to the consolidated financial statements and schedule of Equitable Resources, Inc., Equitable Resources, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Equitable Resources, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
December 15, 2007